Filed Pursuant to Rule 433

Issuer Free Writing Prospectus, Dated June 30, 2015

Relating to Preliminary Prospectus Dated June 30, 2015

Registration Statement No. 333-203165

CNX Coal Resources LP

5,000,000 Common Units

This free writing prospectus is being filed pursuant to Rule 433 of the Securities Act of 1933, as amended, and relates to the preliminary prospectus of CNX Coal Resources LP dated June 30, 2015 (the “Preliminary Prospectus”). The information in this free writing prospectus supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus or prepared based on assumptions that are inconsistent with the information below.

Common units offered to the public	5,000,000 common units (or 5,750,000 common units, if the underwriters exercise in full their option to purchase additional common units)

Initial public offering price	$15.00 per common unit

Units outstanding after this offering	11,611,067 common units, representing a 49% limited partner interest in us, and 11,611,067 subordinated units, representing a 49% limited partner interest in us

Revised Offering Information

The information in the Preliminary Prospectus is revised as follows:

•	Modest decline in demand for coal produced in the Northern Appalachian Basin. According to Wood Mackenzie, thermal coal production in the Northern Appalachian Basin is expected to gradually decline, with 85 million tons per year expected to be produced by 2035, representing a compounded annual decline of 1.5% from 118 million tons in 2014. Wood Mackenzie believes, in the near-term, this production forecast will be driven by a decrease in demand due to a decline in natural gas prices in the region. This impact is mitigated by a combination of the continued decline in coal production in the Central Appalachian Basin, the proximity to demand centers and high-Btu content of coal reserves. Also, coal produced in the Northern Appalachian Basin is a cost competitive fuel resource on a delivered cost, heat content and sulfur content adjusted basis to a large percentage of baseload coal fired power plants in the eastern United States.

Deterioration in the global economic conditions in any of the industries in which our customers operate, a worldwide financial downturn, such as the 2008—2009 financial crisis, or negative credit market conditions could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to make cash distributions.

Economic conditions in a number of industries in which our customers operate, such as electric power generation and steelmaking, substantially deteriorated in recent years and reduced the demand for coal. According to Wood Mackenzie, thermal coal production in the Northern Appalachian Basin is expected to gradually decline, with 85 million tons per year expected to be produced by 2035, representing a compounded annual decline of 1.5% from 118 million tons in 2014. Although global industrial activity recovered from 2009 levels, the general economic challenges for some of our customers continued in 2014 and the outlook is uncertain. Renewed or continued weakness in the economic conditions of any of the industries served by our customers could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to make cash distributions. For example:

•	demand for electricity in the United States is impacted by levels of industrial activity, which if weakened would negatively impact our revenues, margins and profitability;

•	demand for metallurgical coal depends on domestic and foreign steel demand, which if weakened would negatively impact our ability to sell thermal coal as higher-priced metallurgical coal;

•	the tightening of credit or lack of credit availability to our customers could adversely affect our ability to collect our trade receivables; and

•	our ability to access the capital markets may be restricted at a time when we intend to raise capital for our business, including for exploration and/or development of coal reserves

The Company has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it by calling BofA Merrill Lynch at 866-500-5408. You may obtain a copy of the most recent amendment to the registration statement, which included the Preliminary Prospectus, at http://www.sec.gov/Archives/edgar/data/1637558/000119312515241197/d896459ds1a.htm.